SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       Date of Report: November 22, 2002



                                   BIORA AB

                            SE-205 12 Malmo, Sweden

                        Telephone: (011) 46-40-32-13-33



                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  /X/  Form 20-F                    /_/   Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  / /    Yes                        /X/    No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                  This Form 6-K consists of a press release dated November 22, 2002, annoucing the European Union's approval of a new indication for EmdogainGel.




                         Press release from Biora AB (publ), November 22, 2002


No 12/02                                                 FOR IMMEDIATE RELEASE

A new indication for EmdogainGel approved in EU

Biora has received European Union approval for a new indication for EmdogainGel in the treatment of recession defects (exposed root surfaces). Biora plans to launch this new indication in April 2003.

Donna Janson, CEO and President of Biora comments:
"The recent approval within the European Union for the use of EmdogainGel in the treatment of recession defects demonstrates the expanding role of biology-based products in dental applications. Aesthetic soft tissue procedures are common in the United States and it is Biora's belief that the number of these procedures is now increasing in Europe due to improved surgical techniques and increased patient demand for aesthetic procedures. Currently, there are conventional approaches for soft tissue coverage procedures. The use of EmdogainGel as an adjunct to these techniques increases the quality of the newly regenerated attachment and thereby improves the potential for long-term success."

During the third quarter 2002, Biora also submitted an application for this indication to the Food and Drug Administration, the regulatory authority in United States, and is currently awaiting a response.


Biora develops, manufactures and sells biology-based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are quoted in the OTC market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange (Stockholmsborsen) in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward- looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.
__________________________________________________________
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora tel:+46 70 32 21 365
-        Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-        http://www.biora.com




                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BIORA AB


Dated: November 22, 2002                     By: /s/ Svante Lundell
                                                 _____________________________
                                                 Svante Lundell
                                                 Chief Financial Officer